               Filed Pursuant to Rule 253(g)(2)
               File No. 024-10976

               BLACK BIRD POTENTIALS INC.

       SUPPLEMENT NO. 2 DATED DECEMBER 16, 2019,
            TO THE OFFERING CIRCULAR DATED APRIL 24, 2019,
            AS SUPPLEMENTED OCTOBER 8, 2019

 This document supplements, and should be read in conjunction with, the offering circular of Black Bird Potentials Inc. ("we", "our" or "us"), dated April
24, 2019, filed by us with the Securities and Exchange Commission (the "Commission") on May 4, 2019 (the "Offering Circular"), and supplemented October 8, 2019.
Unless otherwise defined in this Supplement No. 2, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular.

 The purposes of this Supplement No. 2 are to disclose certain material matters related to our business.

        Recent Developments in Our Business
      ______________________________________

Merger Agreement

 On December 12, 2019, we entered into a plan and agreement of merger (the "Merger Agreement") with Digital Development Partners, Inc., a Nevada corporation traded in the over-the-counter market under the "DGDM" trading symbol ("DGDM"), pursuant to which our company, Black Bird Potentials Inc., is to become a wholly-owned subsidiary of DGDM.

 Pursuant to the Merger Agreement, DGDM is to issue a total of 120,000,000 shares, or 80% of the post-transaction shares, of its common stock to the shareholders of our company, pro rata. The closing under the Merger Agreement is to occur upon the satisfaction of certain conditions precedent, including the cancellation of substantially all of the existing indebtedness of DGDM, including accrued interest, by the issuance of shares of DGDM common stock. Our management sees no impediment to the consummation of the Merger Agreement.

Public Announcement

 In connection with our entering into the merger agreement with DGDM, DGDM issued the press release reproduced below:

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 Digital Development Partners Signs Definitive Agreement to Acquire Black Bird Potentials Inc.

 December 13, 2019 - Digital Development Partners, Inc. (OTC PINK - DGDM) announced today that it has signed a definitive agreement to acquire Black Bird Potentials Inc., a Montana-licensed industrial hemp grower and a manufacturer and distributor of CBD products under its "Grizzly Creek Naturals" label.

 Further information concerning Black Bird Potentials is available on the SEC's EDGAR system at
 www.sec.gov//cgi-bin/browse-edgar?company=black+bird&owner=exclude&action=getcompany.

 Digital Development Partners and Black Bird Potentials are aware of no impediment to closing the acquisition transaction by the end of January 2020.

 About Black Bird Potentials Inc.

 Founded in October 2018, Black Bird Potentials manufactures and sells CBD products, including CBD Oils and CBD-infused personal care products. In addition, Black Bird Potentials is a licensed grower of industrial hemp under the Montana Hemp Pilot Program. Black Bird
 Potentials is the exclusive U.S. distributor for MiteXstream, a pesticide effective in the eradication of spider mites, a pest that destroys crops, especially cannabis, hops, coffee and house plants. EPA approval of MiteXstream is expected in the summer of 2020.

 About Digital Development Partners, Inc.

 Digital Development Partners, Inc. has, for the past four years, been seeking to acquire a suitable going business.

 Notice Regarding Forward-Looking Statements

 This news release contains forward-looking information including statements that include the words "believes," "expects," "anticipate,"
 or similar expressions. Such forward looking-statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the company to differ materially from those expressed or implied by such forward-looking statements. In addition, description of anyone's past success, either financial or strategic, is no guarantee of future success. This news release speaks as of the date first set forth above and the company assumes no responsibility to update the information included herein for events occurring after the date hereof. Information concerning these and other factors can be found in the Company's filings with the SEC, including its Forms 10-K, 10-Q, and 8-K, which can be obtained on the SEC's website at http://www.sec.gov.

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